Tom Mangas

EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER

April 22, 2015	T 203 351 2517 F 203 351 2519

E    tom.mangas@starwoodhotels.com

One Starpoint

Stamford, CT 06902

United States

Jaime G. John

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Jorge L. Bonilla

Senior Staff Accountant

Re:	Starwood Hotels & Resorts Worldwide, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 25, 2015

File No. 001-07959

Dear Ms. John and Mr. Bonilla:

We refer to the letter dated April 9, 2015 from Jaime G. John, Branch Chief, and Jorge L. Bonilla, of the Division of Corporation Finance, United States Securities and Exchange Commission (the “Staff”), to Thomas B. Mangas (the “Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”), filed by Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood,” “we” or the “Company”). This letter contains our responses to the Staff’s comments contained in the Letter. For ease of reference, the Staff’s comments are set forth in their entirety along with our responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

Comment:

1.	We note your disclosure that you have a 74% equity interest in Design Hotels AG. Please tell us how you account for this investment and advise us of the guidance upon which you relied.

Response:

In determining the accounting treatment for our 74% interest in Design Hotels AG (“Design”), we considered the accounting literature under ASC 810-10-25. More specifically, we first evaluated consolidation under the variable interest model and concluded that Design did not constitute a variable interest entity. We then evaluated whether our interest in Design constituted a controlling financial interest. The Company holds a majority of Design’s outstanding shares and has voting control, and we concluded that minority shareholders do not hold substantive participating rights.

Ms. Jaime G. John

Mr. Jorge L. Bonilla

Securities and Exchange Commission

April 22, 2015

Page 2 ..

Accordingly, we consolidate the balance sheet and income statement of Design while eliminating all intra-entity balances. The total assets, equity and results of operations of Design are inconsequential to the Company.

Item 8. Financial Statements and Supplementary Data

Note 12. Income Taxes, page F-25

Comment:

2.

We note the reconciliation on page F-27 of your tax provision at the U.S. statutory rate to the provision for income tax as reported. Please provide to us additional details regarding the composition of the foreign tax rate differentials. In this regard, tell us which of your foreign jurisdictions had a significant impact on your foreign tax rate differential for each period presented and the pre-tax income and effective tax rates of those jurisdictions.

Response:

The foreign tax rate differential disclosed in the reconciliation on page F-27 of the Form 10-K represents the difference between pre-tax income earned in foreign jurisdictions multiplied by the U.S. statutory tax rate and pre-tax income earned in foreign jurisdictions multiplied by the applicable foreign tax rate in more than 40 foreign countries. In all years presented in the Form 10-K, over 85% of the tax rate differential relates to certain operations in Luxembourg and Singapore and is the reason for including the disclosure under the table on page F-27 of the Form 10-K. The table below presents pre-tax income (in millions) and the effective tax rate for these operations in Luxembourg and Singapore.

	2014		2013		2012
	Luxembourg	Singapore	Luxembourg	Singapore	Luxembourg	Singapore

Pretax Income	$131.9	$137.1	$127.1	$117.3	$115.9	$111.9

Effective Tax Rate	0.3%	22.7%	0.2%	20.2%	0.3%	26.3%

It should be noted that the effective income tax rates differ from the statutory foreign tax rates primarily due to certain tax incentives reflected on the foreign tax rate differential line and withholding taxes reflected on the foreign withholding tax line in the rate reconciliation table, as presented on page F-27 of the Form 10-K.

Ms. Jaime G. John

Mr. Jorge L. Bonilla

Securities and Exchange Commission

April 22, 2015

Page 3 ..

Comment:

3.

We note your disclosure on page 49 that subsequent to December 31, 2014, approximately $385 million of offshore cash was used to partially repay your Commercial Paper. Please more fully explain to us the reason for this transaction, the timing of your decision, the tax effect thereon, and whether you plan to use offshore cash for domestic cash needs in the future. Please also explain to us how this transaction was considered relative to your assertion on page F-27 that your undistributed foreign earnings and profits remain permanently reinvested.

Response:

As of December 31, 2014, we have identified offshore uses for the foreign cash on hand, and our book-tax basis difference in foreign subsidiaries is deemed to be indefinitely reinvested. Consistent with our disclosure on page F-28 of the Form 10-K, if we identify prudent and feasible business and commercial initiatives for which appropriate internal and external approvals are obtained, those initiatives could, as a by-product, result in the repatriation of these book-tax basis differences.

Starwood is the most globally diversified of our peer hospitality companies, and we have a strategic priority to maintain and increase our global diversity. As such, we have the intent to use non-U.S. resources to facilitate overseas growth, through acquisitions and other forms of investments, as such opportunities arise. We intend to use our offshore cash for activities including, but not limited to, investments in new hotel contracts, capital expenditures at owned hotels, and acquisitions intended to further our global growth strategy. We continually evaluate potential acquisition targets and recently pursued an acquisition that would have required use of offshore cash.

Furthermore, we have sufficient sources of cash in the U.S. to fund domestic operating and corporate objectives. In addition to U.S. cash on hand, we project positive free U.S. cash flow for the foreseeable future to service our mandatory obligations and discretionary spending in the U.S. Finally, we have available a $1.75 billion credit facility and commercial paper program as an additional backstop to support U.S. cash needs.

Consistent with the discussion above and as disclosed on page F-27 of the Form 10-K, we implemented certain internal restructurings in December 2014 and January 2015. These restructurings were driven by commercial initiatives, including the alignment of some of our legal entities with our changing and expanding global footprint. Following these restructurings, a portion of the cash balance residing in foreign countries as of December 31, 2014 became available on a one-time basis for use in the U.S. We determined that repayment of outstanding commercial paper was the optimal use of these available cash balances.

Ms. Jaime G. John

Mr. Jorge L. Bonilla

Securities and Exchange Commission

April 22, 2015

Page 4 ..

During the quarter ended December 31, 2014, we obtained all necessary and appropriate internal and external approvals and made the decision to implement the internal restructuring discussed above. Under U.S. tax law, transfers of foreign cash to the U.S. are generally treated as taxable income to the extent they represent earnings and profits of the foreign entity. Additionally, the taxable portion includes a gross-up for the foreign taxes paid, which can be credited against the U.S. tax liability. As disclosed on page F-27 of the Form 10-K, in the quarter ended December 31, 2014, we accrued the estimated taxable income and associated estimated foreign tax credits resulting in a net tax benefit of $25 million (net of the foreign tax credits in excess of the U.S. tax liability) in anticipation of the reversal of the book-tax basis difference due to the implementation of the restructuring by the first quarter of 2015.

Comment:

4.

We note your disclosure on page F-27 regarding legal restructurings that resulted in a change in your indefinite reinvestment assertion and a $25 million tax benefit. Please provide us with additional details regarding these events including the factors that led to a change in your indefinite reinvestment assertion and whether the tax benefit is expected to be recurring. Additionally, if material disclose the expected impact of the change in your reinvestment assertion on future tax expense and cash flows in MD&A.

Response:

The disclosure of the legal restructuring on page F-27 of the Form 10-K (also discussed in response to comment 3 above) is intended to summarize the approved steps which included the rationalization of certain intercompany balances, restructuring of legal entities, and realignment of certain operations underneath a foreign holding company.

We have sufficient sources of cash in the U.S. to fund domestic operating and corporate objectives. We also have identified offshore uses for our foreign cash on hand including, but not limited to, investments in new hotel contracts, capital expenditures at owned hotels, and acquisitions intended to further our global growth strategy. Nevertheless, during the quarter ended December 31, 2014, we obtained all necessary and appropriate internal and external approvals and made the decision to implement the internal restructuring discussed above. Consequently, it became evident that we experienced a change in the intent to no longer reinvest a discrete pool of historical unremitted foreign earnings for certain foreign entities involved in the legal restructuring. This did not influence our ability and intent regarding offshore uses of remaining foreign cash and the sources of cash available in the U.S. As of December 31, 2014, the indefinite reversal assertion remained sustainable with respect to the remaining book-tax basis differences.

Ms. Jaime G. John

Mr. Jorge L. Bonilla

Securities and Exchange Commission

April 22, 2015

Page 5 ..

The aforementioned tax benefit associated with this internal restructuring is anticipated to be a nonrecurring event. However, changes within our organization or within the global marketplace, could cause us to evaluate additional initiatives to further align our tax and legal entity structure with the footprint of our non-U.S. operations. Consistent with the disclosure on page F-28 of the Form 10-K, such changes could result in the reassessment of our uncertain tax positions, indefinite reinvestment assertions and realizability of deferred tax assets in the period when we believe all necessary internal and external approvals associated with such initiatives have been obtained, or when the initiatives are materially complete, whichever occurs earliest. It is possible that we may recognize the tax impacts of one or more of these initiatives within the foreseeable future.

Comment:

5.

We note that during your February 10, 2015 Q4 2014 earnings call your CFO indicated his belief that you will have a strong opportunity to return foreign asset sales proceeds back to the U.S. through the next couple of years. We further note in your disclosure on page F-28 that you continually assess your indefinite reinvestment assertions as you pursue opportunities to sell hotels and evaluate initiatives to better align your tax and legal entity structure with the footprint of your non-U.S. operations. Please tell us how these planned asset sales and alignment initiatives were contemplated relative to your assertion that your undistributed foreign earnings and profits remain permanently reinvested. Additionally, tell us and disclose in future filings whether you have changed your indefinite reinvestment assertion going forward in light of these factors and the offshore cash transaction referenced in the comment above.

Response:

Our CFO’s comments reflect our continued “asset-light” strategy which has been in place since 2005, pursuant to which we continue to reduce our investment in owned real estate and increase our focus on the management and franchise business. These comments reflect the current strong asset sale environment, and our commitment to conduct operations in a prudent and tax efficient manner for the benefit of our stockholders.

Despite our historical experience in disposing of hotel assets, since most disposition transactions are single assets to different buyers, it is difficult to predict if and when a particular asset will be sold and the form in which the sale would occur. Our experience with pursuing dispositions demonstrates that the buyer’s behavior is often unpredictable, which can result in dispositions not being consummated. In addition, for any particular asset, we are generally willing to wait to secure an appropriate sales price and the right long-term buyer.

Ms. Jaime G. John

Mr. Jorge L. Bonilla

Securities and Exchange Commission

April 22, 2015

Page 6 ..

As asset dispositions get closer to culmination, we attempt to identify the most efficient manner in which to consummate the transaction, including minimizing U.S. and foreign income taxes, as well as indirect taxes. At each reporting date, we analyze and evaluate all known and reasonably knowable facts surrounding all elements of our business, one of which is the status of asset sales, to determine the accounting implications and potential disclosures thereof. As discussed in the response to comment 3 above, as of December 31, 2014, we have identified offshore uses for the foreign cash on hand including, but not limited to, investments in new hotel contracts, capital expenditures at owned hotels, and acquisitions intended to further our global growth strategy. At the same time, we have sufficient sources of cash in the U.S. to fund domestic operating and corporate objectives. Except for the events described in response to comment 3 and disclosed on page F-27 of the Form 10-K, our book-tax basis difference in the foreign subsidiaries is deemed to be indefinitely reinvested. However, the following disclosure on page F-28 of the Form 10-K “as we pursue opportunities to sell hotels, we continually assess our tax positions, indefinite reinvestment assertions, and our ability to realize deferred tax assets to identify if changes in recognition are required” is intended to provide transparency regarding possible future changes.

Comment:

6.

We note the disclosure on page F-28 regarding the resolution of a previous dispute related to foreign operating losses. Please quantify for us each of the items noted in the last sentence on page F-28 and update your disclosure in future filings if material.

Response:

During the year ended December 31, 2014, we resolved a previous dispute related to foreign operating losses, which resulted in a tax benefit of $49 million. The tax benefit included the recognition of a previously unrecognized tax benefit of $21 million, the $2 million reversal of interest accruals, net of tax, and the recognition of a $26 million deferred tax asset related to net operating losses. In response to the Staff’s comment, we will update our disclosure in future annual reports on Form 10-K to quantify the components of this $49 million tax benefit.

Ms. Jaime G. John

Mr. Jorge L. Bonilla

Securities and Exchange Commission

April 22, 2015

Page 7 ..

In connection with this response, we acknowledge we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please call me at (203) 351-2517 or Alan Schnaid, Senior Vice President and Corporate Controller, at (480) 905-4610. Facsimile transmissions may be sent to either of us at (203) 351-2519 or (480) 905-4820.

Very truly yours,
STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

By:	/s/Thomas B. Mangas
Thomas B. Mangas
Executive Vice President & Chief Financial Officer